210, 1167 Kensington Cr. N.W
Calgary, Alberta
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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Publication of Phase I Clinical Trial Results in Clinical Cancer Research

CALGARY, AB, --- May 18, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that a paper entitled “Two-Stage Phase I Dose-Escalation Study of Intratumoural Reovirus Type 3 Dearing and Palliative Radiotherapy in Patients with Advanced Cancers,” has been published in the online version of the journal Clinical Cancer Research.

The paper covers final results from a Phase Ia/Ib U.K. clinical trial (REO 006) investigating the intratumoural delivery of REOLYSIN® in combination with radiation to treat patients with advanced cancers. A total of 23 patients received a range of two to six intratumoural doses of REOLYSIN at escalating dosages up to a maximum of 1x1010 TCID50 with a constant localized radiation dose of either 20 Gy or 36 Gy. The principal investigator for the study is Dr. Kevin Harrington from The Institute of Cancer Research and The Royal Marsden Hospital, London, U.K.

Of the seven evaluable patients in the low-dose (20Gy) radiation group, two patients had a partial response (PR) (esophageal adenocarcinoma and squamous cell carcinoma (SCC) of the skin) and five had stable disease (SD) including patients with malignant melanoma, pancreatic adenocarcinoma, SCC of the larynx and SCC of the skin (2). In the high-dose (36Gy) radiation group, five of seven evaluable patients had PRs (malignant melanoma (2), lung adenocarcinoma, colorectal adenocarcinoma, and ovarian adenocarcinoma) and two had SD (malignant melanoma).

“All 14 patients considered evaluable for treatment response in this study had SD or better for a clinical benefit rate of 100%,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We believe that this study clearly demonstrates that the combination of low dose radiation and REOLYSIN is well tolerated and that the very high response rate warrants further investigation.”

The primary objective of the trial was to determine the maximum tolerated dose (MTD), dose limiting toxicity (DLT), and safety profile of REOLYSIN when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. The treatment was well tolerated in all cohorts, with no DLTs, and no MTD was reached.

“This is an early study but the absence of any significant side-effects is extremely reassuring for future trials in patients receiving radiotherapy with the aim of curing their cancer,” said Dr. Harrington.

About The Institute of Cancer Research (ICR)
•	The ICR is Europe’s leading cancer research centre
•	The ICR has been ranked the UK’s top academic research centre, based on the results of the Higher Education Funding Council’s Research Assessment Exercise
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The ICR works closely with partner The Royal Marsden NHS Foundation Trust to ensure patients immediately benefit from new research. Together the two organisations form the largest comprehensive cancer centre in Europe

•	The ICR has charitable status and relies on voluntary income, spending 95 pence in every pound of total income directly on research
•	As a college of the University of London, the ICR also provides postgraduate higher education of international distinction
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Over its 100-year history, the ICR’s achievements include identifying the potential link between smoking and lung cancer which was subsequently confirmed, discovering that DNA damage is the basic cause of cancer and isolating more cancer-related genes than any other organisation in the world

For more information visit www.icr.ac.uk

The Royal Marsden Hospital
The Royal Marsden opened its doors in 1851 as the world’s first hospital dedicated to cancer treatment, research and education. Today, together with its academic partner, The Institute of Cancer Research, it is the largest and most comprehensive cancer centre in Europe treating over 40,000 patients every year.  It is a centre of excellence, and the only NHS Trust to achieve the highest possible ranking in the Healthcare Commission’s Annual Health Check for the fourth year in a row. Since 2004, the hospital’s charity, The Royal Marsden Cancer Campaign, has helped raise over £50 million to build theatres, diagnostic centres, and drug development units. Prince William became President of The Royal Marsden in 2007, following a long royal connection with the hospital. For more information, visit www.royalmarsden.nhs.uk

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “Clinical Cancer Research” with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com